Free Writing Prospectus to Preliminary Pricing Supplement No. 15,402

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 2, 2026; Filed pursuant to Rule 433

Morgan Stanley

Worst-of CLF, CNC, and NET Contingent Income Buffered Auto-Callable Securities due May 2, 2029

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	Common Stock of Cleveland-Cliffs Inc. (CLF), the Common Stock of Centene Corporation (CNC) and the Class A Common Stock of Cloudflare, Inc. (NET)
Automatic early redemption:

If, on any redemption determination date, the closing level of the underlier is greater than or equal to the call threshold level, the securities will be automatically redeemed. No further payments will be made on the securities once they have been automatically redeemed.

Call threshold level:	100% of the initial level
Redemption determination dates:	Beginning after 1 year, monthly
Contingent coupon:	20.00% per annum. See the accompanying preliminary pricing supplement.
Coupon payment dates:	Monthly
Coupon barrier level:	60% of the initial level
Buffer amount:	20% (80% maximum loss)[1]
Pricing date:	April 27, 2026
Final observation date:	April 27, 2029
Maturity date:	May 2, 2029
CUSIP:	61781EY42
Estimated value:	$908.60 per security, or within $45.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226018947/ms15402_424b2-12159.htm
[1]All payments are subject to our credit risk

Payment at maturity:

If the securities have not been automatically redeemed prior to maturity, investors will receive (in addition to the contingent coupon with respect to the final observation date, if payable) a payment at maturity determined as follows:

•If the final level of each underlier is greater than or equal to its buffer level or the final level of any underlier is greater than or equal to its initial level:

stated principal amount

•If the final level of any underlier is less than its buffer level and the final level of each underlier is less than its initial level:

stated principal amount × (performance factor of the worst performing underlier + buffer amount)

Under these circumstances, the payment at maturity will be less, and may be significantly less, than the stated principal amount, subject to the minimum payment at maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities provide for only the minimum payment at maturity.

●The securities do not provide for the regular payment of interest.

●Payment of the contingent coupon is based on the closing level of the underlier on only the related observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the value of the underlier.

●The securities are subject to early redemption risk.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), the securities are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oWe have no affiliation with any underlying stock issuer.

oWe may engage in business with or involving any underlying stock issuer without regard to your interests.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every corporate event that could affect an underlying stock.

oYou are exposed to the price risk of each underlier.

oBecause the securities are linked to the performance of the worst performing underlier, you are exposed to a greater risk of not receiving a positive return on the securities and/or sustaining a loss on your investment than if the securities were linked to just one underlier.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.